PRO FORMA FINANCIAL INFORMATION
The accounting of the Transaction depends upon certain key assumptions being upheld. The assessment of Telesat Corporation’s exposure to variable returns from Telesat Partnership is influenced by the assumption of the number of Telesat Partnership Elections and Telesat Corporation Elections made by Loral stockholders and supports the determination of the accounting for the Transaction as either consolidation in accordance with IFRS 10 or equity investment in accordance with IAS 28 at the Telesat Corporation level.
The following two scenarios of pro forma financial information have been prepared to illustrate the potential scenarios as a result of such elections made by Loral stockholders:
Scenario 1 — Consolidated:   Pro Forma Condensed Consolidated Financial Information — In this scenario it has been assumed that where a valid Telesat Partnership Election is required in order to receive Telesat Partnership Units no such valid Telesat Partnership Election can be assured and as a result Telesat Public Shares will be issued as Transaction Consideration. In accordance with consolidation principles of IFRS 10, Pro Forma Condensed Consolidated Financial Information will be presented for Telesat Corporation. This scenario is presented in the Unaudited Pro Forma Condensed Consolidated Financial Information and Financial Statements.
Scenario 2 — Equity Investment:   Pro Forma Financial Information — In this scenario it has been assumed that where a valid Telesat Partnership Election is still required in order to receive Telesat Partnership Units, such a valid Telesat Partnership Election will be made by all existing Loral stockholders and as a result Telesat Partnership Units will be issued as Transaction Consideration. In addition, it has also been assumed that the consolidation principles of IFRS 10 have not been met. As a result, Pro Forma Condensed Financial Information for Telesat Corporation has been prepared in accordance with IAS 28, with the investment in Telesat Partnership accounted for as an equity investment. The Telesat Partnership pro forma financial information reflects the consolidation of each of its controlled subsidiaries. To illustrate the presentation of Pro Forma Financial Information under this scenario, Pro Forma Financial Information has been prepared and presented for both Telesat Corporation and Telesat Partnership. This scenario is presented in the Telesat Corporation Unaudited Pro Forma Condensed and Telesat Partnership Unaudited Pro Forma Condensed Consolidated Financial Information and Financial Statements.
In preparing Pro Forma Financial Information to be presented under the two scenarios, the financial statements of Loral were reclassified in order to align with the historical accounting presentation of Telesat Corporation, which is based on Telesat’s historical accounting presentation.
The following adjustments represent the reclassification of certain balances on the consolidated balance sheet of Loral as at September 30, 2021 to conform to the presentation used by Telesat Corporation and as applied in preparing the Pro Forma Financial Information:
(in millions of Canadian dollars)	Loral	Reclassifications	Historical Loral
Income tax refund receivable	$1.7	$(1.7)	$—
Other current financial assets	$—	$0.4	$0.4
Prepaid expenses and other current assets	$—	$2.8	$2.8
Other current assets	$1.5	$(1.5)	$—
Right-of-use-asset	$0.2	$(0.2)	$—
Satellites, property and other equipment	$—	$0.2	$0.2
Trade and other payables	$—	$12.5	$12.5
Accrued employment costs	$12.4	$(12.4)	$—
Other current liabilities	$3.2	$(0.1)	$3.1
Pension and other post-retirement liabilities	$24.4	$(24.4)	$—
Other long-term liabilities	$26.2	$24.4	$50.6
Accumulated deficit	$(890.3)	$(22.4)	$(912.7)
Reserves	$—	$(62.9)	$(62.9)
Accumulated other comprehensive loss	$(85.3)	$85.3	$—

The following adjustments represent the reclassification of the statement of operations of Loral for the year ended December 31, 2020 to conform to Telesat Corporation’s condensed consolidated presentation:
(in millions of Canadian dollars)	Loral	Reclassifications	Historical Loral
Operating expenses	$—	$(15.8)	$(15.8)
General and administrative expenses	$(9.0)	$9.0	$—
Recovery of affiliate doubtful receivable	$7.8	$(7.8)	$—
Other expense	$(14.6)	$14.6	$—
The following adjustments represent the reclassification of the statement of operations of Loral for the nine months ended September 30, 2021 to conform to Telesat Corporation’s condensed consolidated presentation:
(in millions of Canadian dollars)	Loral	Reclassifications	Historical Loral
Operating expenses	$—	$(24.1)	$(24.1)
General and administrative expenses	$(15.5)	$15.5	$—
Other expense	$(8.6)	$8.6	$—

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION AND FINANCIAL STATEMENTS
The following unaudited pro forma condensed consolidated financial information (the “Pro Forma Condensed Consolidated Financial Information”) presents the unaudited pro forma condensed consolidated balance sheet of Telesat Corporation (the “Pro Forma Balance Sheet”) as of September 30, 2021 and the unaudited pro forma condensed consolidated statements of income of Telesat Corporation (the “Pro Forma Statements of Income”) for the year ended December 31, 2020 and the nine months ended September 30, 2021, after giving effect to the transactions and adjustments as described in the accompanying notes. The Pro Forma Condensed Consolidated Financial Information includes the results of Telesat Corporation and Telesat Partnership and the historical results of Loral and Telesat, after giving pro forma effect to the following events and equity issuances in connection with the Transaction:
a.
The incorporation of Telesat Corporation, Telesat CanHoldco and Merger Sub and establishment of Telesat Partnership, with Telesat Corporation representing the ultimate parent company of the group.

b.
The issuance to Red Isle of (i) 270,270 Class C Shares in exchange for 653,422 of the Telesat Non-Voting Participating Preferred Shares held by Red Isle and (ii) 17,940,933 Class C Units in exchange for the remaining 43,377,534 Non-Voting Participating Preferred Shares, Voting Participating Preferred Shares and Common Shares of Telesat held by Red Isle.

c.
The issuance to MHR of 18,050,092 Class B Units of Telesat Partnership in exchange for the 18,050,092 Loral Common Shares held by MHR.

d.
The issuance of 12,981,576 Telesat Public Shares to certain other former Loral stockholders in exchange for the 12,981,576 Loral Common Shares held by them in the aggregate.

e.
The issuance of 302,176 Telesat Public Shares to certain members of Telesat management in exchange for the 730,599 shares in the capital of Telesat held by them in the aggregate.

After taking into account the above issuances, the voting rights and ownership interests of Telesat’s direct and indirect shareholders have been materially preserved and no individual party will acquire a majority of the voting or ownership interests in Telesat Corporation. Upon assessment of the voting power attributed to the various shareholders of Telesat Corporation, the Transaction represents a transfer among entities that have a high degree of common ownership as no single party to the Transaction will be considered to control Telesat Corporation, as no individual party will obtain a majority voting or ownership interest therein.
As general partner, Telesat Corporation is committed to operating Telesat Partnership as designed and will direct all relevant activities of Telesat Partnership. On the contrary, limited partners are only able to exercise their influence over the decision making (indirectly via director election and other matters in shareholders meeting) through a special voting arrangement in the Voting Trust at the Telesat Corporation level. As such, it has been determined that Telesat Corporation, as the general partner, has control over Telesat Partnership through its power over relevant decisions of the partnership, exposure to variable returns and ability to use its power to impact its variable returns as provided in the Partnership Agreement. Accordingly, the Pro Forma Condensed Consolidated Financial Information has been prepared on the basis that Telesat Partnership will be consolidated into Telesat Corporation and the investment in Telesat Partnership eliminated fully upon such consolidation. Immediately following the closing of the Transaction, Telesat Partnership Units will be held by Telesat’s former direct and indirect shareholders in the form of newly issued Class A Units and Class B Units and, in the case of Red Isle or its permitted transferees that are wholly owned by PSP Investments, Class C Units. The assessment of Telesat Corporation’s exposure to variable returns from Telesat Partnership is influenced by the assumption of the number of Loral stockholders that will not elect to receive Telesat Partnership Units and will therefore receive Telesat Public Shares. If the assumptions relating to the Telesat Partnership Units elected differ from the assumptions applied in preparing the Pro Forma Condensed Consolidated Financial Information, the consolidation conclusion may need to be reevaluated in accordance with IFRS 10 to determine whether the conclusion is appropriate or if the investment in Telesat Partnership should be accounted for as an equity investment in accordance with IAS 28.

Subject to the terms and conditions of the Transaction Agreement, at the Effective Time, each Loral Common Share outstanding immediately prior to the Effective Time will be converted into the right to receive (a) if the Loral stockholder makes a Telesat Partnership Election, one newly issued Class A Unit if such Loral stockholder can demonstrate it is Canadian (as such term is defined in the Investment Canada Act), and otherwise one newly issued Class B Unit, or (b) if the Loral stockholder makes a Telesat Corporation Election or does not validly make a Telesat Partnership Election, one newly issued Class A Share if such Loral stockholder can demonstrate it is Canadian (as such term is defined in the Investment Canada Act), otherwise one newly issued Class B Variable Voting Share.
The Telesat Partnership Units are designed to have distribution and voting rights that are substantially equivalent to those of the corresponding classes of Telesat Corporation Shares. Differences include that in the event that any partner other than Telesat Corporation, that is subject to U.S. federal income tax has net cumulative taxable income that exceeds zero, then on the next applicable tax distribution date, Telesat Partnership shall distribute to each partner, whether or not such partner is subject to U.S. federal income tax, its assumed tax liability, less all prior distributions paid in respect of such partner’s units, provided, however, that Telesat Corporation may defer such distribution. See “Description of Telesat Partnership Units and GP Units — Dividend Rights.” In addition, holders of Telesat Partnership Units are entitled to one vote per Telesat Partnership Unit (through the Special Voting Shares) and will vote together with their respective class of Telesat Corporation Shares as a single class. The Telesat Partnership Units are exchangeable for Telesat Corporation Shares as more fully described in the section entitled “Description of Share Capital.”
The Pro Forma Condensed Consolidated Financial Information is based on (i) the audited financial statements of Telesat Corporation, (ii) the audited consolidated financial statements of Telesat and Loral for the year ended December 31, 2020 and (iii) the unaudited condensed consolidated interim financial statements of Telesat and Loral as at and for the nine months ended September 30, 2021, which are included elsewhere in this prospectus.
The historical financial information of Telesat and Loral has been adjusted to give pro forma effect to events that are directly attributable to the Transaction. The Pro Forma Condensed Consolidated Financial Information of Telesat Corporation and explanatory notes present how the consolidated financial statements of Telesat Corporation may have appeared had the businesses actually been combined and had Telesat Corporation’s capital structure reflected the Transaction as of the dates noted below. The Pro Forma Balance Sheet is presented as if the Transaction was completed on September 30, 2021. The Pro Forma Statements of Income for the year ended December 31, 2020 and the nine months ended September 30, 2021 assumes that the Transaction took place as of January 1, 2020. The Pro Forma Financial Information is prepared in accordance with the regulations of the SEC.
The Pro Forma Condensed Consolidated Financial Information has been prepared in accordance with the accounting policies applied by Telesat Corporation and Telesat in preparing their historical consolidated financial statements under IFRS, which reflect the significant accounting policies expected to be used to prepare the consolidated financial statements after the Transaction. Transaction accounting adjustments were made to align accounting policies applied by Loral under U.S. GAAP with the accounting policies applied by Telesat Corporation as well as reclassifications to conform Loral’s historical accounting presentation to Telesat Corporation’s accounting presentation, which is based on Telesat’s historical accounting presentation.
Loral’s historical unaudited interim condensed consolidated balance sheet as of September 30, 2021, audited consolidated statement of operations for the year ended December 31, 2020 and unaudited interim condensed consolidated statement of operations for the nine months ended September 30, 2021 have been converted from United States Dollars (“USD” or “US$”) to Canadian Dollars (“CAD” or “CAD$”). The consolidated balance sheet was converted using the USD to CAD exchange rate on September 30, 2021 of 1.2680. Loral’s historical consolidated statement of operations for the year ended December 31, 2020 was converted using the average USD to CAD exchange rate of 1.3425 and for the nine months ended September 30, 2021 was converted using the average USD to CAD exchange rate of 1.2542. All amounts in the Pro Forma Condensed Consolidated Financial Information are presented in CAD unless otherwise noted.

The Pro Forma Condensed Consolidated Financial Information has been prepared for illustrative purposes only to show the effect of the Transaction. The unaudited transaction accounting adjustments are based upon available information and certain assumptions that are believed reasonable under the circumstances. The unaudited Pro Forma Condensed Consolidated Financial Information does not purport to represent what Telesat Corporation’s actual consolidated financial performance or consolidated financial condition would have been had the Transaction actually occurred on the dates indicated, nor do they purport to project Telesat Corporation’s future consolidated financial performance or consolidated financial condition for any future period or as of any future date. The Pro Forma Condensed Consolidated Financial Information should be read in conjunction with the information included under the headings “Selected Historical Consolidated Financial Data of Telesat,” “Selected Historical Consolidated Financial Data of Loral,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and related notes included elsewhere in this prospectus. All transaction accounting adjustments and their underlying assumptions are described more fully in the notes to Telesat Corporation’s unaudited pro forma condensed consolidated financial information.
The Transaction will be accounted for as a reorganization, with Telesat being the predecessor entity, as it is considered a capital transaction amongst Telesat’s direct and indirect shareholders, in accordance with interpretative guidance in IFRS 3 and IFRS 10. From an accounting perspective, it is acknowledged that while Telesat has a high degree of common ownership in which no one shareholder controls the entities, there is technically no common control. However, as described above, the Transaction will not result in a material change to the economic and voting interests of the shareholders of Telesat; accordingly, it is considered that the Transaction lacks economic substance. The Transaction will be accounted for in a manner similar to a common control transaction (i.e., as an equity reorganization). As part of the Transaction, an immaterial amount of net assets held by Loral that are unrelated to Telesat are being acquired by Telesat Corporation. Upon the acquisition of Loral, changes to the economic interests in Telesat of Loral and Red Isle as a result of the acquisition will be reflected as changes in equity, representing such stockholders’ residual rights to the acquired assets and liabilities. It is expected that the Transaction will not have a material impact on the tax basis of the combined assets and liabilities. Accordingly, the parties to the Transaction are not expected to enter into a tax receivable or comparable agreement.
The Transaction requires that stockholders of Loral either make a Telesat Corporation Election or a Telesat Partnership Election with respect to the Transaction Consideration they receive in the Transaction. If a Telesat Corporation Election is made, or no valid Telesat Partnership Election is made, such Loral stockholder will receive one Telesat Public Share in exchange for each Loral Common Share then held. Completion of the Transaction will also result in both Class C Units and Class C Shares being issued to Red Isle. Where a valid Telesat Partnership Election is still required by non-MHR shareholders in order to receive Telesat Partnership Units as Transaction Consideration, it has been assumed that no such valid Telesat Partnership Election can be assured and as a result Telesat Public Shares will be issued as Transaction Consideration. The accompanying notes to the Pro Forma Financial Information disclose the impact on the Pro Forma Balance Sheet and Pro Forma Statements of Income in the event that Telesat Partnership Elections are made by some Loral stockholders.
The Telesat Partnership Units have been determined to meet the requirements for classification as a non-controlling interest in the equity of the consolidated Telesat group and accordingly are reflected in the Pro Forma Financial Information as a component of equity.
Assumptions and estimates incorporated into the preparation of the Pro Forma Condensed Consolidated Financial Information are described in the following notes, which should be read in conjunction with the Pro Forma Condensed Consolidated Financial Information. Since the Pro Forma Financial Condensed Consolidated Information has been prepared based upon preliminary assumptions and estimates, the final amounts recorded may differ materially from the information presented.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2021
(all amounts in millions of Canadian dollars)
	Telesat Corporation	Historical Telesat	Historical Loral	Inducement payment adjustment	Closing payment mechanism adjustment	Subtotal	Transaction accounting adjustments		Telesat Corporation Pro Forma
Assets
Cash and cash equivalents	$—	$1,558.6	$25.3	$(12.7)	$(13.0)	$1,558.2	$(19.8)	(1.2.1), (1.3)	$1,538.4
Trade and other receivables	—	56.0	—	—	—	56.0	—		56.0
Other current financial assets	—	0.5	0.4	—	—	0.9	—		0.9
Prepaid expenses and other current assets	—	38.1	2.8	—	—	40.9	—		40.9
Total current assets	—	1,653.2	28.5	(12.7)	(13.0)	1,656.0	(19.8)		1,636.2
Satellites, property and other equipment	—	1,286.4	0.2	—	—	1,286.6	(0.2)	(1.1.1)	1,286.4
Deferred tax assets	—	62.5	37.2	—	—	99.7	(2.3)	(1.5)	97.4
Other long-term financial assets	—	16.9	—	—	—	16.9	—		16.9
Other long-term assets	—	13.5	—	—	—	13.5	—		13.5
Intangible assets	—	766.0	—	—	—	766.0	—		766.0
Goodwill	—	2,446.6	—	—	—	2,446.6	—		2,446.6
Investments	—	—	306.3	—	—	306.3	(306.3)	(1.4)	—
Total assets	$—	$6,245.1	$372.2	$(12.7)	$(13.0)	$6,591.6	$(328.6)		$6,263.0
Liabilities
Trade and other payables	$—	$33.5	$12.5	$—	$—	$46.0	$(8.8)	(1.3)	$37.2
Other current financial liabilities	—	63.4	—	—	—	63.4	—		63.4
Other current liabilities	—	91.3	3.1	—	—	94.4	(0.2)	(1.1.1)	94.2
Total current liabilities	—	188.2	15.6	—	—	203.8	(9.0)		194.8
Long-term indebtedness	—	3,805.3	—	—	—	3,805.3	—		3,805.3
Deferred tax liabilities	—	290.3	—	—	—	290.3	—		290.3
Other long-term financial liabilities	—	25.2	—	—	—	25.2	—		25.2
Other long-term liabilities	—	383.6	50.6	—	—	434.2	—		434.2
Total liabilities	—	4,692.6	66.2	—	—	4,758.8	(9.0)		4,749.8
Shareholders’ equity
Share capital	—	155.7	1,281.6	—	—	1,437.3	(1,390.7)	(1.2.2)	46.6
Accumulated earnings (deficit)	—	1,327.1	(912.7)	(12.7)	(13.0)	388.7	(36.4)	(1.1.3), (1.2.3), (1.3)	352.3
Reserves	—	69.7	(62.9)	—	—	6.8	12.3	(1.1.3), (1.2.4)	19.1
Non-controlling interest	—	—	—	—	—	—	1,095.2	(1.2.5)	1,095.2
Total shareholders’ equity	—	1,552.5	306.0	(12.7)	(13.0)	1,832.8	(319.6)		1,513.2
Total liabilities and shareholders’ equity	$—	$6,245.1	$372.2	$(12.7)	$(13.0)	$6,591.6	$(328.6)		$6,263.0
See accompanying notes to the unaudited pro forma condensed consolidated financial information

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021
(all amounts in millions of Canadian dollars, except share and per share amounts)
	Telesat Corporation	Historical Telesat	Historical Loral	Transaction accounting adjustments(1)		Telesat Corporation Pro Forma
Revenue	$—	$570.7	$—	$—		$570.7
Operating expenses	—	(146.9)	(24.1)	14.6	(1.1.1), (1.1.2), (1.2), (1.3)	(156.4)
Depreciation	—	(153.4)	—	(0.6)	(1.1.1)	(154.0)
Amortization	—	(12.1)	—	—		(12.1)
Other operating losses, net	—	(0.7)	—	—		(0.7)
Operating income	—	257.6	(24.1)	14.0		247.5
Interest expense	—	(139.2)	—	(0.5)	(1.1.2)	(139.7)
Equity in net income of affiliates	—	—	56.4	(56.4)	(1.4)	—
Interest and other income	—	2.9	—	—		2.9
Loss on changes in fair value of financial instruments	—	(20.4)	—	—		(20.4)
Gain on foreign exchange	—	7.3	—	—		7.3
Income before tax	—	108.2	32.3	(42.9)		97.6
Tax (expense) recovery	—	(47.6)	1.6	0.1	(1.1.2)	(45.9)
Net income	$—	$60.6	$33.9	$(42.8)		$51.7
Net income per share(1.5)
Basic	$—	$0.51	$1.09	$0.31		$1.04
Diluted	$—	$0.49	$1.05	$0.31		$0.91
Weighted average outstanding shares(1.5)
Basic	50	119,796,321	30,932,751	(137,175,100)		13,554,022
Diluted	50	124,648,499	31,031,668	(140,119,334)		15,560,883
See accompanying notes to the unaudited pro forma condensed consolidated financial information

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020
(all amounts in millions of Canadian dollars, except share and per share amounts)
	Telesat Corporation	Historical Telesat	Historical Loral	Transaction accounting adjustments(1)		Telesat Corporation Pro Forma
Revenue	$—	$820.5	$—	$—		$820.5
Operating expenses	—	(180.9)	(15.8)	(25.6)	(1.1.1), (1.1.2), (1.2), (1.3)	(222.3)
Depreciation	—	(216.9)	—	(0.8)	(1.1.1)	(217.7)
Amortization	—	(17.2)	—	—		(17.2)
Other operating losses, net	—	(0.2)	—	—		(0.2)
Operating income	—	405.3	(15.8)	(26.4)		363.1
Interest expense	—	(203.8)	—	(0.8)	(1.1.1), (1.1.2)	(204.6)
Equity in net income of affiliates	—	—	156.7	(156.7)	(1.4)	—
Interest and other income	—	5.2	1.4	—		6.6
Loss on changes in fair value of financial instruments	—	(13.1)	—	—		(13.1)
Gain on foreign exchange	—	47.6	—	—		47.6
Income before tax	—	241.2	142.3	(183.9)		199.6
Tax recovery (expense)	—	4.4	(17.3)	1.0	(1.1.2)	(11.9)
Net income	$—	$245.6	$125.0	$(182.9)		$187.7
Net income per share(1.5)
Basic	$—	$2.05	$4.04	$1.33		$3.79
Diluted	$—	$1.93	$4.01	$1.29		$3.06
Weighted average outstanding shares(1.5)
Basic	50	119,780,531	30,932,751	(137,114,294)		13,599,038
Diluted	50	127,532,262	31,020,000	(141,747,158)		16,805,154
See accompanying notes to the unaudited pro forma condensed consolidated financial information

NOTES TO THE TELESAT CORPORATION UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION AND FINANCIAL STATEMENTS
(all amounts in millions of Canadian dollars, except share amounts or otherwise stated)
Note 1 — Transaction accounting adjustments
1.1: Reconciliation between accounting policies of Telesat and Loral — Historical consolidated financial statements of Loral were prepared in accordance with U.S. GAAP. For the purpose of preparing the Pro Forma Condensed Consolidated Financial Information, Loral’s historical consolidated financial statements have been adjusted to align with IFRS as applied through the accounting policies adopted by Telesat. Differences in the accounting treatment between U.S. GAAP applied by Loral and IFRS as applied by Telesat are as follows:
1.1.1: Leases — Adjustments represent the reconciliation of GAAP differences from ASU 842 Leases under U.S. GAAP to IFRS 16 — Leases for the recognition and measurement of certain operating leases. As at September 30, 2021, the leased asset included on the balance sheet of Loral had a remaining lease term of less than 12 months. Therefore, in accordance with Telesat’s accounting policy of applying the short- term lease exemption available under IFRS an adjustment of ($0.2), was made to both the right-of-use asset and lease liability in the Pro Forma Balance Sheet.
IFRS 16 was adopted in the historical consolidated financial statements of Telesat on January 1, 2019. IFRS 16 requires that each lease liability be accreted through interest expense and each right of use asset be depreciated, which differs from U.S. GAAP which requires the lease expense to be recognized on a straight-line basis over the lease term. As a result, transaction accounting adjustments to the Pro Forma Statements of Income related to the alignment of lease accounting policies for the respective periods are as follows:
	Nine months ended September 30, 2021	Year ended December 31, 2020
Operating expenses	$(0.6)	$(0.9)
Depreciation	$0.6	$0.8
Interest expense	$—	$0.1
1.1.2: Pensions — The adjustment represents the reconciliation of differences between U.S. GAAP to IFRS for defined benefit plans, whereby presentation of net interest expense, remeasurement of actuarial gains/losses, and other administrative costs are reclassified into other comprehensive income (“OCI”). This also results in an impact to the tax provision and deferred tax assets at the applicable tax rate.
There was no impact on the September 30, 2021 Pro Forma Balance Sheet.
Transaction accounting adjustments to the Pro Forma Statements of Income related to the alignment of pension accounting policies for the respective periods are as follows:
	Nine months ended September 30, 2021	Year ended December 31, 2020
Operating expenses	$(0.2)	$1.3
Interest expense	$0.5	$0.7
Tax expense	$(0.1)	$(0.4)
1.1.3: Tax expense classification — The adjustments represent reclassification of previously recorded tax provision amounts arising from changes in taxation rates and enacted tax laws. Under U.S. GAAP, the provision for these tax adjustments relating to the rate adjustment on the opening deferred tax asset balance is recorded in the Pro Forma Statements of Income while under IFRS this adjustment is recorded in OCI. This has resulted, as at September 30, 2021, in an increase to accumulated earnings of $0.1 with a corresponding decrease to Reserves.
There was no impact on the Pro Forma Statements of Income for the year ended December 31, 2020 or the nine months ended September 30, 2021.

1.2: Capital transaction — Telesat has a high degree of common ownership in which no one shareholder controls the entities before and after the Transaction. As described above, because the Transaction results in no substantial change to the composition of the ultimate beneficial holders of Telesat and lacks economic substance, the Transaction has been accounted for in a manner similar to a common control transaction (i.e., as an equity reorganization). As part of the Transaction, an immaterial amount of net assets held by Loral, which are unrelated to Telesat, are being acquired by Telesat Corporation. This immaterial acquisition does not represent a business combination and accordingly no goodwill or previously unrecorded intangible assets will be recognized. In consummating the Transaction, a number of holding companies have been incorporated and have been fully consolidated into the Pro Forma Condensed Consolidated Financial Information. Described below are the transaction accounting adjustments recorded to reflect the various transactions to be undertaken in consummating the Transaction.
Cash and cash equivalents	$(25.7)
Share capital (net of eliminations)	$(1,390.7)
Accumulated earnings (net of eliminations)	$(62.1)
Reserves (net of eliminations)	$12.3
Non-controlling interest	$1,095.2
1.2.1: Cash and cash equivalents — the adjustments to cash and cash equivalents consist of the following:
a.
Payment of $12.7 (US$10.0) by Loral and Telesat to Red Isle; and

b.
Payment of $13.0 (US$10.3) representing the estimated closing payment mechanism payable by Telesat to PSP Investments.

1.2.2: Share capital — The Transaction will result in the former direct and indirect shareholders of Telesat exchanging their direct and indirect interests in Telesat for either Telesat Corporation Shares or Telesat Partnership Units. As described above, the Transaction will be accounted for as a capital transaction between shareholders and as a result the previous equity interests in Telesat will be represented in Telesat Corporation as either shareholders equity, for those Loral stockholders that receive Telesat Public Shares directly, or non-controlling interest, for those Loral stockholders that elect to receive Telesat Partnership Units. Outlined below are the amounts recorded in the Pro Forma Condensed Consolidated Financial Information to reflect the transfer of previously recorded share capital of Telesat and Loral to the new components of equity in Telesat Corporation.
Historical share capital of Telesat			$155.7
Historical share capital of Loral			1,281.6
			1,437.3
Transaction accounting adjustments:
Issuance of Class A&B shares of Telesat Corporation for existing management shareholders	(i)	4.8
Issuance of Class B variable voting shares of Telesat Corporation to some former Loral stockholders	(ii)	35.5
Issuance of Class C shares of Telesat Corporation for Red Isle	(i)	6.3
Issuance of Class B LP units of Telesat Partnership	(ii)	49.4
Issuance of Class C LP units of Telesat Partnership	(ii)	59.7
Elimination of share capital of Telesat & Loral			(1,437.3)
Total transaction accounting adjustments			(1,281.6)
Total pro forma share capital (net of elimination)			$155.7
Pro forma share capital attributable to owners			$46.6
Pro forma share capital attributable to non-controlling interest			$109.1

(i)
For purposes of the Pro Forma Condensed Consolidated Financial Information, it has been assumed that the individual shareholders of Telesat will contribute all of the Telesat Non-Voting Participating Preferred Shares held by each shareholder to Telesat Corporation in exchange for Telesat Public Shares.

(ii)
Pursuant to the terms of the Transaction Agreement, Telesat’s direct and indirect shareholders will exchange or contribute their shares of Loral or Telesat for Telesat Public Shares or, if elected, Telesat Partnership Units.

In preparing the Pro Forma Condensed Consolidated Financial Information, effect has been given to elections to receive Telesat Partnership Units that certain Loral stockholders have contractually committed to in the Transaction Agreement and the related agreements entered into by the parties. Where a valid Telesat Partnership Election is still required in order to receive Telesat Partnership Units as Transaction Consideration, it has been assumed that no such valid Telesat Partnership Election can be assured and as a result Telesat Public Shares will be issued as Transaction Consideration.
As a result, the allocation of capital between Telesat Corporation Shares and Telesat Partnership Units following the completion of the Transaction may be materially different from that presented in the Pro Forma Condensed Consolidated Financial Information.
	Telesat Capitalization Pre-Conversion		Telesat Corporation Capitalization Post Conversion
	Shares Pre-Conversion*	Conversion Ratio	Class A, Class B and Class C Shares or Class A, B or C Units
Voting Participating Preferred Shares	7,034,444	0.4136	2,909,446
Non-Voting Participating Preferred Shares	38,508,717	0.4136	15,926,045
Common Shares	74,252,460	0.4136	30,709,556
	119,795,621		49,545,047

*
Note: This excludes the Telesat Director Voting Preferred Shares initially held by Cashman and Copeland in the Pre-Conversion structure as they are eliminated prior to the completion of the transaction.

The split of Telesat Corporation Capitalization post conversion is as follows:
	Class A, Class B or Class C Shares	Class A, Class B or Class C Units
Telesat Corporation	13,554,022	—
Telesat Partnership LP	—	35,991,025
1.2.3: Accumulated earnings — The transaction accounting adjustments to accumulated earnings reflect the $12.7 (USD$10.0) payment by Loral and Telesat to Red Isle, the $13.0 (USD$10.3) payable by Telesat under the closing payment mechanism to PSP Investments, $11.0 of estimated transaction costs to the close of the Transaction, $935.5 reclassification of balance to non-controlling interest and the remainder for eliminating the historic accumulated deficit of Loral, including related tax impact on elimination.
1.2.4: Reserves — The transaction accounting adjustments to reserves reflect the $50.6 reclassification to non-controlling interest and the remainder for eliminating the historic reserves of Loral.
1.2.5: Non-controlling interests — The transaction accounting adjustments to non-controlling interest reflect the $109.1 reclassification of the Telesat Partnership Units, $50.6 reclassification from reserves and $935.5 reclassification from accumulated earnings.
1.3: Transaction Costs — represent legal, professional and other fees incurred, associated with the execution of the Transaction. For purposes of the pro forma balance sheet presented as at September 30, 2021, total transaction costs have been estimated to be $43.8, of which $8.8 were previously accrued in the consolidated balance sheets of Telesat and Loral. As at September 30, 2021, $24.0 of the $43.8 estimated transaction costs have been paid. A reduction in the cash balance as at September 30, 2021 for the unpaid balance of $19.8 and a reduction to the previously accrued balance has been made to reflect the impact of the transaction costs.
1.3.1: For the purposes of the Pro Forma Statements of Income it was assumed that the transaction costs were incurred and paid in full on January 1, 2020. The amount recorded and adjusted is as follows:
	Nine months ended September 30, 2021	Year ended December 31, 2020
Operating expenses	$(13.8)	$25.3
1.4: Elimination of investment balances — represents the consolidation entry to remove Loral’s investment in Telesat and the associated income and tax related to the equity investment in Telesat.
1.5: Current and deferred tax impact — The tax effect on the transaction accounting adjustments has been recorded using an estimated effective tax rate of 21.02% for the impact to the tax provision of the adjustments relating to the alignment of accounting policies performed for the Transaction. The actual effective tax rate of the combined group could be significantly different from the estimated effective tax rate assumed for purposes of preparing the Pro Forma Condensed Consolidated Financial Information as a result of a variety of factors, including post-Closing activities.
1.6: Earnings per share — Pro forma basic earnings per common share is calculated by dividing net income attributable to owners by the weighted average number of shares outstanding. Pro forma diluted earnings per share is computed by dividing net income attributable to owners by the weighted average number of shares outstanding during the period adjusted for the dilutive effect of the additional stock options and restricted share units. Telesat Partnership Units have been excluded from the calculation as if converted as they are non-dilutive instruments.
Numerator (in millions of Canadian dollars)	Nine months ended September 30, 2021	Year ended December 31, 2020
Net income	$51.7	$187.7
Net income attributable to owners	$14.1	$51.5
Net income attributable to non-controlling interests	$37.6	$136.2
Denominator
Weighted average common shares outstanding – basic(i)	13,554,022	13,599,038
Effect of dilutive securities(i)	2,006,861	3,206,116
Weighted average common shares outstanding – dilutive securities	15,560,883	16,805,154
Earnings per shares – basic	$1.04	$3.79
Earnings per share – dilutive securities	$0.91	$3.06
The Transaction requires that former stockholders of Loral either make a Telesat Corporation Election or a Telesat Partnership Election with respect to the Transaction Consideration they receive in the Transaction. If a Telesat Corporation Election is made, or no valid Telesat Partnership Election is made, such Loral stockholder will receive a Telesat Public Share in exchange for each Loral Common Share then held. Completion of the Transaction will also result in both Class C Shares and Class C Units being issued to Red Isle. In preparing the Pro Forma Condensed Consolidated Financial Information, effect has been given to elections to receive Telesat Partnership Units that certain Loral stockholders have contractually committed to in the Transaction Agreement and the related agreements entered into by the parties. Where a valid Telesat Partnership Election is still required in order to receive Telesat Partnership Units as Transaction Consideration, it has been assumed that no such valid Telesat Partnership Election can be assured and as a result Telesat Public Shares will be issued as Transaction Consideration. It has been determined that capital represented by exchangeable Telesat Partnership Units is a non-controlling interest for the purposes of presenting the Pro Forma Balance Sheet. As such, exchangeable Telesat Partnership Units have been excluded from the dilutive earnings per share calculation as they are non-dilutive instruments. In the event that upon completion of the Transaction additional former Loral stockholders elect to receive exchangeable

Telesat Partnership Units than has been assumed in preparing the Pro Forma Financial Statements then the allocation of net income (loss) between owners and non-controlling interest and the amounts representing common shares could be materially different from those presented in the Pro Forma Statements of Income.
Note 2 — Limited Partnership Presentation
The unconsolidated Telesat Partnership column was not separately included in the above Telesat Corporation Unaudited Pro Forma Condensed Consolidated Financial Information as all amounts presented would be nil other than the number of outstanding Telesat Partnership Units or Telesat Partnership GP Units of 50 and 10, respectively.
The Telesat Partnership pro forma financial information has not been presented for the scenario whereby Telesat Corporation is deemed to have control over Telesat Partnership as it will be similar, in all material respects, to that of Telesat Corporation with the exception that the consolidated financial statements of Telesat Partnership will present the Telesat Partnership Units as a financial liability as a result of being exchangeable into Telesat Corporation Shares at the option of the unitholder. This liability will be measured at fair value with changes in value recorded through profit or loss. Upon consolidation into Telesat Corporation, changes in fair value will be eliminated and the Telesat Partnership Units are presented as a non-controlling interest and a component of equity. Other than the described reclassification and elimination, there are no other material differences anticipated between the consolidated financial statements of Telesat Corporation and Telesat Partnership after giving effect to the Transaction.

TELESAT CORPORATION UNAUDITED PRO FORMA CONDENSED AND TELESAT
PARTNERSHIP UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION AND FINANCIAL STATEMENTS
The following unaudited pro forma financial information (the “Telesat Corporation Pro Forma Financial Information” or “Telesat Partnership Pro Forma Financial Information”) presents the unaudited pro forma condensed balance sheet of Telesat Corporation (the “Telesat Corporation Pro Forma Balance Sheet”) and Telesat Partnership unaudited pro forma condensed consolidated balance sheet (the “Telesat Partnership Pro Forma Balance Sheet”) as at September 30, 2021 and the unaudited pro forma condensed statements of income of Telesat Corporation (the “Telesat Corporation Pro Forma Statements of Income”) and unaudited pro forma condensed consolidated statements of income of Telesat Partnership (the “Telesat Partnership Pro Forma Statements of Income”) for the year ended December 31, 2020 and for the nine months ended September 30, 2021, after giving effect to the transactions and adjustments as described in the accompanying notes. The Pro Forma Financial Information presents the alternative view as set out in “Pro Forma Financial Information” whereby Telesat Corporation does not consolidate Telesat Partnership and instead presents its investment in Telesat Partnership using equity method accounting as defined in IAS 28. The Telesat Corporation Pro Forma Financial Information and Telesat Partnership Pro Forma Financial Information includes the results of Telesat Corporation and Telesat Partnership and the historical results of Loral and Telesat, after giving pro forma effect to the following events and equity issuances in connection with the Transaction:
a.
The incorporation of Telesat Corporation, Telesat CanHoldco and Merger Sub and establishment of Telesat Partnership.

b.
The issuance to Red Isle of (i) 270,270 Class C Shares in exchange for 653,422 of the Telesat Non-Voting Participating Preferred Shares held by Red Isle and (ii) 17,940,933 Class C Units in exchange for the remaining 43,377,534 Telesat Non-Voting Participating Preferred Shares, Telesat Voting Participating Preferred Shares and Telesat Common Shares held by Red Isle.

c.
The issuance to MHR of 18,050,092 Class B Units of Telesat Partnership in exchange for the 18,050,092 Loral Common Shares held by MHR.

d.
The issuance of 12,981,576 Class B Units of Telesat Partnership to certain other former Loral stockholders in exchange for the 12,981,576 Loral Common Shares held by them in the aggregate.

e.
The issuance of 302,176 Telesat Public Shares to certain members of Telesat management in exchange for the 730,599 shares in the capital of Telesat held by them in the aggregate.

After taking into account the above issuances, the voting rights and ownership interests of Telesat’s direct and indirect shareholders will have been materially preserved and no individual party will have acquired a majority of the voting or ownership interest in Telesat Corporation. Upon assessment of the voting power attributed to the various shareholders of Telesat Corporation, the Transaction represents a transfer among entities that have a high degree of common ownership and no single party to the Transaction will be considered to control Telesat Corporation, as no party will obtain a majority of the voting or ownership interests therein.
As general partner, Telesat Corporation is committed to operating Telesat Partnership as designed and will direct all relevant activities of Telesat Partnership. As such, it has been determined that Telesat Corporation has power over relevant decisions of the partnership. However, based on the alternate scenario assumptions whereby all Loral stockholders elect to exchange for Telesat Partnership Units instead of Telesat Corporation Shares as noted in “Unaudited Pro Forma Condensed Consolidated Financial Information and Financial Statements”, management will need to reassess the consolidation conclusion in order to determine if accounting for the Transaction under IFRS 10 or IAS 28 is more appropriate. For illustrative purposes, it has been assumed that in addition to all individuals electing Telesat Partnership Units where possible that Telesat Corporation also has been determined not to control Telesat Partnership and therefore has presented the Telesat Corporation Pro Forma Financial Information in accordance with IAS 28. The investment will be measured at and accounted for as an equity investment in accordance with IAS 28 as Telesat Corporation will have significant influence over Telesat Partnership as its general partner but will lack sufficient exposure of variable returns to qualify as a controlling party under IFRS 10. If the assumptions relating to the Telesat Partnership Units elected differs from the assumptions applied in preparing the Pro Forma Financial Information, the conclusions above may need to be reevaluated in accordance with IFRS 10 to determine whether the equity method accounting conclusion is appropriate or if the investment in Telesat Partnership should be fully consolidated in accordance with IFRS 10.
In preparing the Telesat Partnership Pro Forma Financial Information, it has been assumed that Telesat Partnership will maintain control over all fully owned subsidiary entities through its power over relevant decisions, exposure to variable returns and ability to use its power to impact its variable returns. Accordingly, the Telesat Partnership Pro Forma Financial Information has been prepared on the basis that consolidated pro forma financial information will be presented. Immediately following the closing of the Transaction, Telesat Partnership GP Units will be held by Telesat Corporation in an amount equal to the number of outstanding Telesat Public Shares and will be presented as equity in the Telesat Partnership Pro Forma Financial Information. Telesat Partnership Units will be held by Telesat’s former direct and indirect shareholders in the form of newly issued Class A Units and Class B Units and, in the case of Red Isle or its permitted transferees that are wholly owned by PSP Investments, Class C Units. The Telesat Partnership Pro Forma Financial Information will present the Telesat Partnership Units as a financial liability as a result of being exchangeable into Telesat Corporation Shares at the option of the unitholder. This liability will be measured at fair value with changes in value recorded through profit or loss.
Subject to the terms and conditions of the Transaction Agreement, at the Effective Time, each Loral Common Share outstanding immediately prior to the Effective Time will be converted into the right to receive (a) if the Loral stockholder makes a Telesat Partnership Election, one newly issued Class A Unit if such Loral stockholder can demonstrate it is Canadian (as such term is defined in the Investment Canada Act), and otherwise one newly issued Class B Unit, or (b) if the Loral stockholder makes a Telesat Corporation Election or does not validly make a Telesat Partnership Election, one newly issued Class A Share if such Loral stockholder can demonstrate it is Canadian (as such term is defined in the Investment Canada Act), otherwise one newly issued Class B Variable Voting Share.
The Telesat Corporation Pro Forma Financial Information and Telesat Partnership Pro Forma Financial Information is based on (i) the audited financial statements of Telesat Corporation and Telesat Partnership and (ii) the audited consolidated financial statements of Telesat and Loral, which are included elsewhere in this prospectus.
The historical financial information of Telesat and Loral has been adjusted to give pro forma effect to events that are directly attributable to the Transaction. The unaudited Telesat Corporation Pro Forma Financial Information and Telesat Partnership Pro Forma Financial Information and explanatory notes present how the financial statements of Telesat Corporation and Telesat Partnership may have appeared had the businesses actually been combined and had Telesat Corporation/Telesat Partnership’s capital structure reflected the Transaction as of the dates noted below. The Telesat Corporation Pro Forma Balance Sheet and Telesat Partnership Pro Forma Balance Sheet are presented as if the Transaction was completed on September 30, 2021. The Telesat at Corporation Pro Forma Statements of Income and Telesat Partnership Pro Forma Statements of Income for the year ended December 31, 2020 and the nine months ended September 30, 2021 assume that the Transaction took place as of January 1, 2020. The Telesat Corporation Pro Forma Financial Information and Telesat Partnership Pro Forma Financial Information are prepared in accordance with the regulations of the SEC.
The Telesat Corporation Pro Forma Financial Information and Telesat Partnership Pro Forma Financial Information have been prepared in accordance with the accounting policies applied by Telesat Corporation, Telesat Partnership and Telesat in preparing their historical consolidated financial statements under IFRS, which reflect the significant accounting policies expected to be used to prepare the financial statements after the Transaction. Transaction accounting adjustments were made to align accounting policies applied by Loral under U.S. GAAP with the accounting policies applied by Telesat Corporation and Telesat Partnership.
Loral’s historical unaudited interim condensed consolidated balance sheet as of September 30, 2021, audited consolidated statement of operations for the year ended December 31, 2020 and unaudited interim condensed consolidated statement of operations for the nine months ended September 30, 2021 have been converted from United States Dollars (“USD”) to Canadian Dollars (“CAD”). The consolidated balance sheet was converted using the USD to CAD exchange rate on September 30, 2021 of 1.2680. Loral’s historical consolidated statement of operations for the year ended December 31, 2020 was converted using the average USD to CAD exchange rate of 1.3425 and for the nine months ended September 30, 2021 was converted using the average USD to CAD exchange rate of 1.2542. All amounts in the Pro Forma Telesat Corporation and Telesat Partnership Financial Information are presented in CAD unless otherwise noted.
The Telesat Corporation Pro Forma Financial Information and Telesat Partnership Pro Forma Financial Information have been prepared for illustrative purposes only to show the effect of the Transaction. The unaudited transaction accounting adjustments are based upon available information and certain assumptions that are believed reasonable under the circumstances. The unaudited pro forma financial information does not purport to represent what Telesat Corporation’s or Telesat Partnership’s actual financial performance or financial condition would have been had the Transaction actually occurred on the dates indicated, nor do they purport to project Telesat Corporation’s or Telesat Partnership’s future financial performance or financial condition for any future period or as of any future date. The Telesat Corporation Pro Forma Financial Information and Telesat Partnership Pro Forma Financial Information should be read in conjunction with the information included under the headings “Selected Historical Consolidated Financial Data of Telesat,” “Selected Historical Consolidated Financial Data of Loral,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and related notes included elsewhere in this prospectus. All transaction accounting adjustments and their underlying assumptions are described more fully in the notes to Telesat Corporation Pro Forma Financial Information and Telesat Partnership Pro Forma Financial Information.
The Transaction will be accounted for as a reorganization, with Telesat being the predecessor entity, as it is considered a capital transaction amongst Telesat’s direct and indirect shareholders, in accordance with interpretative guidance in IFRS 3 and IFRS 10. From an accounting perspective, it is acknowledged that while Telesat has a high degree of common ownership in which no one shareholder controls the entities, there is technically no common control. However, as described above, the Transaction will not result in a material change to the economic and voting interest of the shareholders of Telesat; accordingly, it is considered that the Transaction lacks economic substance. The Transaction will be accounted for in a manner similar to a common control transaction (i.e., as an equity reorganization). As part of the Transaction, an immaterial amount of net assets held by Loral that are unrelated to Telesat are being acquired by an entity within the group of companies. Upon the acquisition of Loral, changes to the economic interests in Telesat of Loral and Red Isle as a result of the acquisition will be reflected as changes in equity, representing such stockholders’ residual rights to the acquired assets and liabilities. It is expected that the Transaction will not have a material impact on the tax basis of the combined assets and liabilities. Accordingly, the parties to the Transaction are not expected to enter into a tax receivable or comparable agreement.
The Transaction requires that stockholders of Loral either make a Telesat Corporation Election or a Telesat Partnership Election with respect to the Transaction Consideration they receive in the Transaction. If a Telesat Corporation Election is made, or no valid Telesat Partnership Election is made, such Loral stockholder will receive one Telesat Public Share in exchange for each Loral Common Share then held. Completion of the Transaction will also result in both Class C Units and Class C Shares being issued to Red Isle. Where a valid Telesat Partnership Election is still required by non-MHR stockholders in order to receive Telesat Partnership Units as Transaction Consideration, it has been assumed that all such valid Telesat Partnership Elections will be made and, as a result, Telesat Partnership Units will be issued as Transaction Consideration. The accompanying notes to the Telesat Corporation Pro Forma Financial Information and the Telesat Partnership Pro Forma Financial Information disclose the impact on the Telesat Corporation Balance Sheet and Telesat Partnership Pro Forma Balance Sheet and Telesat Corporation Pro Forma Statement of Income and Telesat Partnership Pro Forma Statement of Income in the event that Telesat Partnership Elections are made by all Loral stockholders.

Assumptions and estimates incorporated into the preparation of the Telesat Corporation Pro Forma Financial Information and Telesat Partnership Pro Forma Financial Information are described in the following notes, which should be read in conjunction with the Telesat Corporation Pro Forma Financial Information and the Telesat Partnership Pro Forma Financial Information. Since the Telesat Corporation Pro Forma Financial Information and Telesat Partnership Pro Forma Financial Information have been prepared based upon preliminary assumptions and estimates, the final amounts recorded may differ materially from the information presented.

TELESAT CORPORATION UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
AS AT SEPTEMBER 30, 2021
(all amounts in millions of Canadian dollars)
	Telesat Corporation	Historical Telesat	Historical Loral	Transaction Accounting Adjustments		Subtotal	Equity consolidation adjustments(1.6)	Telesat Corporation Pro Forma
Assets
Cash and cash equivalents	$—	$1,558.6	$25.3	$—		$1,583.9	$(1,583.9)	$—
Trade and other receivables	—	56.0	—	—		56.0	(56.0)	—
Other current financial assets	—	0.5	0.4	—		0.9	(0.9)	—
Prepaid expenses and other current assets	—	38.1	2.8	—		40.9	(40.9)	—
Total current assets	—	1,653.2	28.5	—		1,681.7	(1,681.7)	—
Satellites, property and other equipment	—	1,286.4	0.2	(0.2)	(1.1.1)	1,286.4	1,286.4	—
Deferred tax assets	—	62.5	37.2	(2.3)	(1.4)	97.4	(97.4)	—
Other long-term financial assets	—	16.9	—	—		16.9	(16.9)	—
Other long-term assets	—	13.5	—	—		13.5	(13.5)	—
Intangible assets	—	766.0	—	—		766.0	(766.0)	—
Goodwill	—	2,446.6	—	—		2,446.6	(2,446.6)	—
Investments	—	—	306.3	(295.2)	(1.3)	11.1	—	11.1
Total assets	$—	$6,245.1	$372.2	$(297.7)		$6,319.6	$(6,308.5)	$11.1
Liabilities
Trade and other payables	$—	$33.5	$12.5	$—		$46.0	$(46.0)	$—
Other current financial liabilities	—	63.4	—	—		63.4	(63.4)	—
Other current liabilities	—	91.3	3.1	(0.2)	(1.1.1)	94.2	(94.2)	—
Total current liabilities	—	188.2	15.6	(0.2)		203.6	(203.6)	—
Long-term indebtedness	—	3,805.3	—	—		3,805.3	(3,805.3)	—
Deferred tax liabilities	—	290.3	—	—		290.3	(290.3)	—
Other long-term financial liabilities	—	25.2	—	—		25.2	(25.2)	—
Other long-term liabilities	—	383.6	50.6	—		434.2	434.2	—
Total liabilities	—	4,692.6	66.2	(0.2)		4,758.6	(4,758.6)	—
Shareholders’ equity
Share capital	—	155.7	1,281.6	(1,270.5)	(1.2.1), (1.3)	166.8	(155.7)	11.1
Accumulated earnings (deficit)	—	1,327.1	(912.7)	910.1	(1.1.3), (1.2.2), (1.3)	1,324.5	(1,324.5)	—
Reserves	—	69.7	(62.9)	62.9	(1.1.3), (1.2.3), (1.3)	69.7	(69.7)	—
Total shareholders’ equity	—	1,552.5	306.0	(297.5)		1,561.0	(1,549.9)	11.1
Total liabilities and shareholders’ equity	$—	$6,245.1	$372.2	$(297.7)		$6,319.6	$(6,308.5)	$11.1
See accompanying notes to Telesat Corporation unaudited pro forma condensed financial information

TELESAT CORPORATION UNAUDITED PRO FORMA CONDENSED STATEMENT OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021
(all amounts in millions of Canadian dollars, except share and per share amounts)
	Telesat Corporation	Historical Telesat	Historical Loral	Transaction accounting adjustments(1)		Equity accounting adjustments(1.6)	Telesat Corporation Pro Forma
Revenue	$—	$570.7	$—	$—		$(570.7)	$—
Operating expenses	—	(146.9)	(24.1)	14.6	(1.1.1), (1.1.2), (1.5)	156.4	—
Depreciation	—	(153.4)	—	(0.6)	(1.1.1)	154.0	—
Amortization	—	(12.1)	—	—		12.1	—
Other operating losses, net	—	(0.7)	—	—		0.7	—
Operating income	—	257.6	(24.1)	14.0		(247.5)	—
Interest expense	—	(139.2)	—	(0.5)	(1.1.2)	139.7	—
Equity in net income of affiliates	—	—	56.4	(56.4)	(1.3)	0.6	0.6
Interest and other income	—	2.9		—		(2.9)	—
Loss on changes in fair value of financial instruments	—	(20.4)	—	—		20.4	—
Gain on foreign exchange	—	7.3	—	—		(7.3)	—
Income before tax	—	108.2	32.3	(42.9)		(97.0)	0.6
Tax recovery (expense)	—	(47.6)	1.6	0.1	(1.1.2)	45.9	—
Net income	$—	$60.6	$33.9	$(42.8)		$(51.1)	$0.6
Net income per share(2)
Basic	$—	$0.51	$1.09	$0.29		—	$1.04
Diluted	$—	$0.49	$1.05	$0.28		—	$0.23
Weighted average outstanding shares
Basic	50	119,796,321	30,932,751	(150,156,676)		—	572,446
Diluted	50	124,648,499	31,031,668	(153,100,910)		—	2,579,307
See accompanying notes to Telesat Corporation unaudited pro forma condensed financial information

TELESAT CORPORATION UNAUDITED PRO FORMA CONDENSED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2020
(all amounts in millions of Canadian dollars, except share and per share amounts)
	Telesat Corporation	Historical Telesat	Historical Loral	Transaction accounting adjustments(1)		Equity accounting adjustments(1.6)	Telesat Corporation Pro Forma
Revenue	$—	$820.5	$—	$—		$(820.5)	$—
Operating expenses	—	(180.9)	(15.8)	(25.6)	(1.1.1), (1.1.2), (1.5)	222.3	—
Depreciation	—	(216.9)	—	(0.8)	(1.1.1)	217.7	—
Amortization	—	(17.2)	—	—		17.2	—
Other operating losses, net	—	(0.2)	—	—		0.2	—
Operating income	—	405.3	(15.8)	(26.4)		(363.1)	—
Interest expense	—	(203.8)	—	(0.8)	(1.1.1), (1.1.2)	204.6	—
Equity in net income of affiliates	—	—	156.7	(156.7)	(1.3)	2.3	2.3
Interest and other income	—	5.2	1.4	—		(6.6)	—
Loss on changes in fair value of financial instruments	—	(13.1)	—	—		13.1	—
Gain on foreign exchange	—	47.6	—	—		(47.6)	—
Income before tax	—	241.2	142.3	(183.9)		(197.3)	2.3
Tax recovery (expense)	—	4.4	(17.3)	1.0	(1.1.2)	11.9	—
Net income	$—	$245.6	$125.0	$(182.9)		$(185.4)	$2.3
Net income per share(2)
Basic	$—	$2.05	$4.04	$1.22		—	$3.79
Diluted	$—	$1.93	$4.01	$1.18		—	$0.61
Weighted average outstanding shares
Basic	50	119,780,531	30,932,751	(150,095,870)		—	617,462
Diluted	50	127,532,262	31,020,000	(154,728,734)		—	3,823,578
See accompanying notes to Telesat Corporation unaudited pro forma condensed financial information

NOTES TO TELESAT CORPORATION UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION AND FINANCIAL STATEMENTS
(all amounts in millions of Canadian dollars, except share amounts or otherwise stated)
Note 1 — Transaction accounting adjustments
1.1: Reconciliation between accounting policies of Telesat and Loral — Historical consolidated financial statements of Loral were prepared in accordance with U.S. GAAP. For the purpose of preparing the Telesat Corporation Pro Forma Financial Information, Loral’s historical consolidated financial statements have been adjusted to align with IFRS as applied through the accounting policies adopted by Telesat. Differences in the accounting treatment between U.S. GAAP applied by Loral and IFRS as applied by Telesat are as follows:
1.1.1: Leases — Adjustments represent the reconciliation of GAAP differences from ASU 842 Leases under U.S. GAAP to IFRS 16 — Leases for the recognition and measurement of certain operating leases. As at September 30, 2021, the leased asset included on the balance sheet of Loral had a remaining lease term of less than 12 months. Therefore, in accordance with Telesat’s accounting policy of applying the short-term lease exemption available under IFRS an adjustment of ($0.2), was made to both the right-of-use asset and lease liability in the Telesat Corporation Pro Forma Balance Sheet.
IFRS 16 was adopted in the historical consolidated financial statements of Telesat on January 1, 2019. IFRS 16 requires that each lease liability be accreted through interest expense and each right of use asset be depreciated, which differs from U.S. GAAP which requires the lease expense to be recognized on a straight-line basis over the lease term. As a result, transaction accounting adjustments to the Telesat Corporation Pro Forma Statements of Income related to the alignment of lease accounting policies are as follows:
	Nine months ended September 30, 2021	Year ended December 31, 2020
Operating expenses	$(0.6)	$(0.9)
Depreciation	$0.6	$0.8
Interest expense	$—	$0.1
1.1.2: Pensions — The adjustment represents the reconciliation of differences between U.S. GAAP to IFRS for defined benefit plans, whereby presentation of net interest expense, remeasurement of actuarial gains/losses, and other administrative costs are reclassified into other comprehensive income (“OCI”). This also results in an impact to the tax provision and deferred tax assets at the applicable tax rate.
There was no impact on the September 30, 2021 Telesat Corporation Pro Forma Balance Sheet.
Transaction accounting adjustments to the Telesat Corporation Pro Forma Statements of Income related to the alignment of pension accounting policies are as follows:
	Nine months ended September 30, 2021	Year ended December 31, 2020
Operating expenses	$(0.2)	$1.3
Interest expense	$0.5	$0.7
Tax expense	$(0.1)	$(0.4)
1.1.3: Tax expense classification — The adjustments represent reclassification of previously recorded tax provision amounts arising from changes in taxation rates and enacted tax laws. Under U.S. GAAP, the provision for these tax adjustments relating to the rate adjustment on the opening deferred tax asset balance is recorded in the Telesat Corporation Pro Forma Statement of Income while under IFRS this adjustment is recorded in OCI. This has resulted, as at September 30, 2021, in an increase to accumulated earnings of $0.1 with a corresponding decrease to Reserves.
There was no Telesat Corporation Pro Forma Statements of Income impact for the year ended December 31, 2020 or for the nine months ended September 30, 2021.

1.2: Capital transaction — Telesat has a high degree of common ownership, in which no one shareholder controls the entities before and after the Transaction. As described above, because the Transaction results in no substantial change to the composition of the ultimate beneficial holders of Telesat and lacks economic substance, the Transaction has been accounted for in a manner similar to a common control transaction (i.e., as an equity reorganization). As part of the Transaction, an immaterial amount of net assets held by Loral, which are unrelated to Telesat, are being acquired by Telesat Corporation. This immaterial acquisition does not represent a business combination and accordingly no goodwill or previously unrecorded intangible assets will be recognized.
1.2.1: Share capital — The Transaction will result in the former direct and indirect shareholders of Telesat exchanging their direct and indirect interests in Telesat for either Telesat Corporation Shares or Telesat Partnership Units. As described above, the Transaction will be accounted for as a capital transaction between shareholders and as a result the previous equity interests in Telesat will be represented in Telesat Corporation as shareholders equity, for only those members of management and certain of Red Isle’s holdings that receive Telesat Public Shares directly. Outlined below are the amounts recorded in the Telesat Corporation Pro Forma Financial Information to reflect the transfer of previously recorded share capital of Telesat and Loral to the new components of equity in Telesat Corporation.
Historical share capital of Telesat			$155.7
Historical share capital of Loral			1,281.6
			1,437.3
Transaction accounting adjustments:
Issuance of Class A&B shares of Telesat Corporation for existing management shareholders	(i)	4.8
Issuance of Class C shares of Telesat Corporation for Red Isle	(ii)	6.3
Elimination of share capital of Telesat & Loral	(iii)	(1,437.3)
Total transaction accounting adjustments			(1,426.2)
Total pro forma share capital (net of elimination)			$11.1

(i)
For purposes of the Telesat Corporation Pro Forma Financial Information, it has been assumed that the individual members of management and shareholders of Telesat will contribute all of the Telesat Non-Voting Participating Preferred Shares held to Telesat Corporation in exchange for Telesat Public Shares.

(ii)
Pursuant to the terms of the Transaction Agreement and assumptions above, Red Isle will exchange certain of their shareholdings of Telesat for Telesat Public Shares in Telesat Corporation.

(iii)
Pursuant to the terms of the Transaction Agreement and assumptions above, Telesat’s other direct and indirect shareholders will exchange or contribute their shares of Loral or Telesat for Telesat Partnership Units whenever possible.

In preparing the Telesat Corporation Pro Forma Financial Information, effect has been given to elections to receive Telesat Partnership Units that certain Loral stockholders have contractually committed to in the Transaction Agreement and the related agreements entered into by the parties. Where a valid Telesat Partnership Election is still required in order to receive Telesat Partnership Units as Transaction Consideration, it has been assumed all valid Telesat Partnership Elections will be made and, as a result, Telesat Partnership Units will be issued as Transaction Consideration.
As a result, the allocation of capital between Telesat Corporation Shares and Telesat Partnership Units following the completion of the Transaction may be materially different from that presented in the Telesat Corporation Pro Forma Financial Information.

	Telesat Capitalization Pre-Conversion		Telesat Corporation / Partnership Capitalization Post Conversion
	Shares Pre-Conversion*	Conversion Ratio	Class A, Class B and Class C Shares or Class A, B or C Units
Voting Participating Preferred Shares	7,034,444	0.4136	2,909,446
Non-Voting Participating Preferred Shares	38,508,717	0.4136	15,926,045
Common Shares	74,252,460	0.4136	30,709,556
	119,795,621		49,545,047

*
Note: This excludes the Director Voting Preferred Shares initially held by Cashman and Copeland in the Pre-Transaction structure as they are eliminated prior to the completion of the Transaction.

The split of Telesat Corporation / Partnership Capitalization post conversion is as follows:
	Class A, Class B or Class C Shares	Class A, Class B or Class C Units
Telesat Corporation	572,446	—
Telesat Partnership	—	48,972,601
1.2.2: Accumulated earnings — The transaction accounting adjustments to the accumulated earnings mainly reflect the elimination of the historic accumulated deficit of Loral and accumulated earnings of Telesat.
1.2.3: Reserves — The transaction accounting adjustments to reserves reflect eliminating the historic reserves of Loral.
1.3: Elimination of investment balances — Represents the consolidation entry to remove Loral’s investment in Telesat and the associated income and tax related to the equity investment in Telesat.
1.4: Current and deferred tax impact — The tax effect on the transaction accounting adjustments has been recorded using an estimated effective tax rate of 21.02% for the impact to the tax provision of the adjustments relating to the alignment of accounting policies performed for the Transaction. The actual effective tax rate of the combined group could be significantly different from the estimated effective tax rate assumed for purposes of preparing the Telesat Corporation Pro Forma Financial Information as a result of a variety of factors, including post-Closing activities.
1.5: Transaction Costs — Represent legal, professional and other fees incurred, associated with the execution of the Transaction. For purposes of the Telesat Corporation Pro Forma Balance Sheet presented as at September 30, 2021, no transaction costs were included as they are expected to be incurred by the entities which are not consolidated.
For the purposes of the Telesat Corporation Pro Forma Statements of Income, it was assumed that the transaction costs were incurred and paid in full by non-consolidated entities on January 1, 2020. These balances were later eliminated through the equity accounting adjustments (See Adjustment 1.6). The amount recorded and adjusted in the transaction accounting adjustment is as follows:
	Nine months ended September 30, 2021	Year ended December 31, 2020
Operating expenses	$(13.8)	$25.3
1.6: Equity accounting adjustments — Under the assumption that all former Loral stockholders elect Telesat Partnership Units where possible and management has reassessed the consolidation conclusion determining that Telesat Corporation does not control Telesat Partnership, Telesat Corporation will account for its investment in Telesat Partnership as an equity investment in accordance with IAS 28 using the equity method. Under this scenario, Telesat Corporation will have power over relevant activities through its position and role as the general partner, while it lacks sufficient economic substance to satisfy the definition of control under IFRS 10, resulting in significant influence. Under the equity method, the investment in Telesat Partnership is initially recognized at cost and the carrying amount is increased or decreased to recognize Telesat Corporation’s share of the profit or loss of Telesat Partnership after the date of acquisition.
Telesat Corporation’s share of the equity in net income of affiliates is recognized in Telesat Corporation’s Statements of Income.
Note 2 — Earnings per share
Pro forma basic earnings per share is calculated by dividing net income attributable to owners by the weighted average number of shares outstanding. Pro forma diluted earnings per share is computed by dividing net income attributable to owners by the weighted average number of shares outstanding during the period adjusted for the dilutive effect of the additional stock options and restricted share units.
	Nine months ended September 30, 2021	Year ended December 31, 2020
Numerator (in millions of Canadian dollars)
Net income	$0.6	$2.3
Denominator
Weighted average common shares outstanding – basic(i)	572,446	617,462
Effect of dilutive securities(i)	2,006,861	3,206,116
Weighted average common shares outstanding – dilutive securities	2,579,307	3,823,578
Earnings per shares – basic	$1.04	$3.79
Earnings per share – dilutive securities	$0.23	$0.61

(i)
The Transaction requires that stockholders of Loral either make a Telesat Corporation Election or a Telesat Partnership Election with respect to the Transaction Consideration they receive in the Transaction. If a Telesat Corporation Election is made, or no valid Telesat Partnership Election is made, such Loral stockholder will receive a Telesat Public Share in exchange for each Loral Common Share then held. Completion of the Transaction will also result in both Class C Shares and Class C Units being issued to Red Isle. In preparing the Telesat Corporation Pro Forma Financial Information, effect has been given to elections to receive Telesat Partnership Units that certain Loral stockholders have contractually committed to in the Transaction Agreement and the related agreements entered into by the parties. While a valid Telesat Partnership Election is still required in order to receive Telesat Partnership Units as Transaction Consideration, it has been assumed that valid Telesat Partnership Elections will be made and, as a result, Telesat Partnership Units will be issued as Transaction Consideration.

Note 3: — Limited Partnership Presentation
As indicated above, this alternative scenario illustrates the impact to the financial statements of Telesat Corporation whereby Telesat Corporation accounts for its investment in Telesat Partnership as an equity investment under IAS 28.
Telesat Partnership is deemed to have control over Telesat through its power over relevant decisions, exposure to variable returns and ability to use its power to impact its variable returns. As such, Telesat Partnership Pro Forma Financial Information has been prepared separately and presented in the subsequent set of pro forma financial statements in order to give effect to the Transaction under the alternative scenario.

TELESAT PARTNERSHIP
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2021
(all amounts in millions of Canadian dollars)
	Telesat Partnership	Historical Telesat	Historical Loral	Inducement payment adjustment	Closing payment mechanism adjustment	Subtotal	Transaction accounting adjustments		Telesat Partnership Pro Forma
Assets
Cash and cash equivalents	$—	$1,558.6	$25.3	$(12.7)	$(13.0)	$1,558.2	$(19.8)	(1.2.1), (1.3)	$1,538.4
Trade and other receivables	—	56.0	—	—	—	56.0	—		56.0
Other current financial assets	—	0.5	0.4	—	—	0.9	—		0.9
Prepaid expenses and other current assets	—	38.1	2.8	—	—	40.9	—		40.9
Total current assets	—	1,653.2	28.5	(12.7)	(13.0)	1,656.0	(19.8)		1,636.2
Satellites, property and other equipment	—	1,286.4	0.2	—	—	1,286.6	(0.2)	(1.1.1)	1,286.4
Deferred tax assets	—	62.5	37.2	—	—	99.7	(2.3)	(1.5)	97.4
Other long-term financial assets	—	16.9	—	—	—	16.9	—		16.9
Other long-term assets	—	13.5	—	—	—	13.5	—		13.5
Intangible assets	—	766.0	—	—	—	766.0	—		766.0
Goodwill	—	2,446.6	—	—	—	2,446.6	—		2,446.6
Investments	—	—	306.3	—	—	306.3	(306.3)	(1.4)	—
Total Assets	$—	$6,245.1	$372.2	$(12.7)	$(13.0)	$6,591.6	$(328.6)		$6,263.0
Liabilities
Trade and other payables	$—	$33.5	$12.5	$—	$—	$46.0	$(8.8)	(1.3)	$37.2
Other current financial liabilities	—	63.4	—	—	—	63.4	—		63.4
Other current liabilities	—	91.3	3.1	—	—	94.4	(0.2)	(1.1.1)	94.2
Total current liabilities	—	188.2	15.6	—	—	203.8	(9.0)		194.8
Long-term indebtedness	—	3,805.3	—	—	—	3,805.3	—		3,805.3
Deferred tax liabilities	—	290.3	—	—	—	290.3	—		290.3
Other long-term financial liabilities	—	25.2	—	—	—	25.2	—		25.2
Other long-term liabilities	—	383.6	50.6	—	—	434.2	—		434.2
Partnership units liability	—	—	—	—	—	—	1,486.3	(1.2.5)	1,486.3
Total liabilities	—	4,692.6	66.2	—	—	4,758.8	1,477.3		6,236.1
Shareholders’ equity
Share capital/Partnership Interest	—	155.7	1,281.6	—	—	1,437.3	(1,426.2)	(1.2.2)	11.1
Accumulated earnings (deficit)	—	1,327.1	(912.7)	(12.7)	(13.0)	388.7	(373.8)	(1.1.3), (1.2.3), (1.3)	14.9
Reserves	—	69.7	(62.9)	—	—	6.8	(5.9)	(1.1.3), (1.2.4)	0.9
Total shareholders’ equity	—	1,552.5	306.0	(12.7)	(13.0)	1,832.8	(1,805.9)		26.9
Total liabilities and shareholders’ equity	$—	$6,245.1	$372.2	$(12.7)	$(13.0)	$6,591.6	$(328.6)		$6,263.0
See accompanying notes to Telesat Partnership unaudited pro forma condensed consolidated financial information

TELESAT PARTNERSHIP
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021
(all amounts in millions of Canadian dollars, except share amounts)
	Telesat Partnership	Historical Telesat	Historical Loral	Transaction accounting adjustments(1)		Telesat Partnership Pro Forma
Revenue	$—	$570.7	$—	$—		$570.7
Operating expenses	—	(146.9)	(24.1)	14.6	(1.1.1), (1.1.2), (1.3)	(156.4)
Depreciation	—	(153.4)	—	(0.6)	(1.1.1)	(154.0)
Amortization	—	(12.1)	—	—		(12.1)
Other operating losses, net	—	(0.7)	—	—		(0.7)
Operating income	—	257.6	(24.1)	14.0		247.5
Interest expense	—	(139.2)	—	(0.5)	(1.1.2)	(139.7)
Equity in net income of affiliates	—	—	56.4	(56.4)	(1.4)	—
Interest and other income	—	2.9	—	—		2.9
Loss on changes in fair value of financial instruments	—	(20.4)	—	—		(20.4)
Loss on changes in fair value of LP Units	—	—	—	(51.1)	(1.2.5)	(51.1)
Gain on foreign exchange	—	7.3	—	—		7.3
Income before tax	—	108.2	32.3	(94.0)		46.5
Tax (expense) recovery	—	(47.6)	1.6	0.1	(1.1.2)	(45.9)
Net income	$—	$60.6	$33.9	$(93.9)		$0.6
See accompanying notes to Telesat Partnership unaudited pro forma condensed consolidated financial information

TELESAT PARTNERSHIP
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020
(all amounts in millions of Canadian dollars, except share amounts)
	Telesat Partnership	Historical Telesat	Historical Loral	Transaction accounting adjustments(1)		Telesat Partnership Pro Forma
Revenue	$—	$820.5	$—	$—		$820.5
Operating expenses	—	(180.9)	(15.8)	(25.6)	(1.1.1), (1.1.2), (1.3)	(222.3)
Depreciation	—	(216.9)	—	(0.8)	(1.1.1)	(217.7)
Amortization	—	(17.2)	—	—		(17.2)
Other operating losses, net	—	(0.2)	—	—		(0.2)
Operating income	—	405.3	(15.8)	(26.4)	(1.1.1)	363.1
Interest expense	—	(203.8)	—	(0.8)	(1.1.2)	(204.6)
Equity in net income of affiliates	—	—	156.7	(156.7)	(1.4)	—
Interest and other income	—	5.2	1.4	—		6.6
Loss on changes in fair value of financial instruments	—	(13.1)	—	—		(13.1)
Loss on changes in fair value of LP Units	—	—	—	(185.4)	(1.2.5)	(185.4)
Gain on foreign exchange	—	47.6	—	—		47.6
Income before tax	—	241.2	142.3	(369.3)		14.2
Tax recovery (expense)	—	4.4	(17.3)	1.0	(1.1.2)	(11.9)
Net income	$—	$245.6	$125.0	$(368.3)		$2.3
See accompanying notes to Telesat Partnership unaudited pro forma condensed consolidated financial information

NOTES TO TELESAT PARTNERSHIP UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL INFORMATION
(all amounts in millions of Canadian dollars, except share amounts or otherwise stated)
Note 1 — Transaction accounting adjustments
1.1: Reconciliation between accounting policies of Telesat and Loral — Historical consolidated financial statements of Loral were prepared in accordance with U.S. GAAP. For the purpose of preparing the Telesat Partnership Pro Forma Financial Information, Loral’s historical consolidated financial statements have been adjusted to align with IFRS as applied through the accounting policies adopted by Telesat. Differences in the accounting treatment between U.S. GAAP applied by Loral and IFRS as applied by Telesat are as follows:
1.1.1: Leases — Adjustments represent the reconciliation of GAAP differences from ASU 842 Leases under U.S. GAAP to IFRS 16 — Leases for the recognition and measurement of certain operating leases. As at September 30, 2021, the leased asset included on the balance sheet of Loral had a remaining lease term of less than 12 months. Therefore, in accordance with Telesat’s accounting policy of applying the short-term lease exemption available under IFRS, an adjustment of ($0.2), was made to both the right-of-use asset and lease liability in the Telesat Partnership Pro Forma Balance Sheet.
IFRS 16 was adopted in the historical consolidated financial statements of Telesat on January 1, 2019. IFRS 16 requires that each lease liability be accreted through interest expense and each right of use asset be depreciated. This differs from U.S. GAAP which requires the lease expense to be recognized on a straight-line basis over the lease term. As a result, transaction accounting adjustments to the Telesat Partnership Pro Forma Statements of Income related to the alignment of lease accounting policies are as follows:
	Nine months ended September 30, 2021	Year ended December 31, 2020
Operating expenses	$(0.6)	$(0.9)
Depreciation	$0.6	$0.8
Interest expense	$—	$0.1
1.1.2: Pensions — The adjustment represents the reconciliation of differences between U.S. GAAP to IFRS for defined benefit plans, whereby presentation of net interest expense, remeasurement of actuarial gains/losses, and other administrative costs are reclassified into other comprehensive income (“OCI”). This also results in an impact to the tax provision and deferred tax assets at the applicable tax rate.
There was no impact on the September 30, 2021 Telesat Partnership Pro Forma Balance Sheet.
Transaction accounting adjustments to the Telesat Partnership Pro Forma Statements of Income related to the alignment of pension accounting policies are as follows:
	Nine months ended September 30, 2021	Year ended December 31, 2020
Operating expenses	$(0.2)	$1.3
Interest expense	$0.5	$0.7
Tax expense	$(0.1)	$(0.4)
1.1.3: Tax expense classification — The adjustments represent reclassification of previously recorded tax provision amounts arising from changes in taxation rates and enacted tax laws. Under U.S. GAAP, the provision for these tax adjustments relating to the rate adjustment on the opening deferred tax asset balance is recorded in the Telesat Partnership Pro Forma Statements of Income while under IFRS this adjustment is recorded in OCI. This has resulted, as at September 30, 2021, in an increase to accumulated earnings of $0.1 with a corresponding decrease to Reserves.
There was no Telesat Partnership Pro Forma Statements of Income impact for the year ended December 31, 2020 or the nine months ended September 30, 2021.

1.2: Capital transaction — Telesat has a high degree of common ownership, in which no one shareholder controls the entities before and after the Transaction. As described above, because the Transaction results in no substantial change to the composition of the ultimate beneficial holders of Telesat and lacks economic substance, the Transaction has been accounted for in a manner similar to a common control transaction (i.e., an equity reorganization). As part of the Transaction, an immaterial amount of net assets held by Loral, which are unrelated to Telesat, are being acquired by Telesat Partnership. This immaterial acquisition does not represent a business combination and accordingly no goodwill or previously unrecorded intangible assets will be recognized. In consummating the Transaction, a number of holding companies have been incorporated and have been fully consolidated into the Telesat Partnership Pro Forma Financial Information. Described below are the transaction accounting adjustments recorded to reflect the various transactions to be undertaken in consummating the Transaction.
Cash and cash equivalents	$(25.7)
Partnership Interest (net of eliminations)	$(1,426.2)
Accumulated earnings (net of eliminations)	$(399.5)
Reserves (net of eliminations)	$(5.9)
Partnership units liability	$1,486.3
1.2.1 Cash and cash equivalents — the adjustments to cash and cash equivalents consist of the following:
a.
Payment of $12.7 (US$10.0) by Loral and Telesat to Red Isle; and

b.
Payment of $13.0 (US$10.3) representing the estimated closing payment mechanism payable.

1.2.2: Partnership Interest — The Transaction will result in the former direct and indirect shareholders of Telesat exchanging their direct and indirect interests in Telesat for either Telesat Corporation Shares or Telesat Partnership Units. As described above, the Transaction will be accounted for as a capital transaction between shareholders and as a result the previous equity interests in Telesat will be represented in Telesat Partnership as shareholders equity. Outlined below are the amounts recorded in the Telesat Partnership Pro Forma Financial Information to reflect the transfer of previously recorded share capital of Telesat and Loral to the new components of equity in Telesat Partnership.
Historical share capital of Telesat			$155.7
Historical share capital of Loral			1,281.6
			1,437.3
Transaction accounting adjustments:
Issuance of GP units of Telesat Partnership	(i),(ii)	11.1
Elimination of share capital of Telesat & Loral		(1,437.3)
Total transaction accounting adjustments			(1,426.2)
Total pro forma partnership interest (net of elimination)			$11.1

(i)
For purposes of the Telesat Partnership Pro Forma Financial Information, it has been assumed that the individual members and former members of management of Telesat will contribute all of the Telesat Non-Voting Participating Preferred Shares held to Telesat Corporation in exchange for Telesat Public Shares. Telesat Partnership will issue Telesat Partnership GP Units to Telesat Corporation in an equivalent amount.

(ii)
Pursuant to the terms of the Transaction Agreement and assumptions above, Red Isle will exchange certain of their shareholdings of Telesat to Telesat Public Shares in Telesat Corporation. Telesat Partnership will issue Telesat Partnership GP Units to Telesat Corporation in an equivalent amount.

The split of Telesat Partnership Capitalization post conversion is as follows:
	General Partnership Units	Class A, Class B or Class C Units
Telesat Partnership	572,446	48,972,600

1.2.3: Accumulated earnings — The transaction accounting adjustments to accumulated earnings reflect the $12.7 (USD$10.0) payment by Loral and Telesat to Red Isle, the $13.0 (USD$10.3) payable by Telesat under the estimated closing payment mechanism to PSP Investments, $11.0 of estimated transaction costs to the close of the Transaction, $1,272.9 reclassification relating to adjustments to Telesat Partnership Unit liability and the remainder for eliminating the historic accumulated deficit of Loral, including the related tax impact on elimination.
1.2.4 Reserves — The transaction accounting adjustments to reserves reflect $68.8 of reclassifications relating to adjustments to Telesat Partnership Unit liability and the remainder related to the elimination of the historic reserves of Loral.
1.2.5: Partnership Unit Liability — The transaction accounting adjustments to Telesat Partnership Unit liability reflect the fair value of the exchangeable features of the Telesat Partnership Units. This fair value is calculated as the portion of profit of the consolidated Telesat Partnership group attributable to the Telesat Partnership GP Units.
The fair value of movement of the liability for the nine months ended September 30, 2021 and for the year ended December 31, 2020 has been recorded through profit or loss, resulting in a loss on changes in fair value of the Telesat Partnership Units of $ 51.1 and $185.4, respectively.
1.3: Transaction Costs — Represent legal, professional and other fees incurred, associated with the execution of the Transaction. For purposes of the Telesat Partnership Pro Forma Balance Sheet presented as at September 30, 2021, total transaction costs have been estimated to be $43.8, of which $8.8 were previously accrued in the consolidated balance sheets of Telesat and Loral. As at September 30, 2021, $24.0 of the $43.8 estimated transaction costs have been paid. A reduction in the cash balance as at September 30, 2021 for the unpaid balance of $19.8 and a reduction to the previously accrued balance has been made to reflect the impact of the transaction costs.
For the purposes of the Telesat Partnership Pro Forma Statements of Income, it was assumed that the transaction costs were incurred and paid in full on January 1, 2020. The amount recorded and adjusted is as follows:
	Nine months ended September 30, 2021	Year ended December 31, 2020
Operating expenses	$(13.8)	$25.3
1.4: Elimination of investment balances — Represents the consolidation entry to remove Loral’s investment in Telesat and the associated income and tax related to the equity investment in Telesat.
1.5: Current and deferred tax impact — The tax effect on the transaction accounting adjustments has been recorded using an estimated effective tax rate of 21.02% for the impact to the tax provision of the adjustments relating to the alignment of accounting policies performed for the Transaction. The actual effective tax rate of the combined group could be significantly different from the estimated effective tax rate assumed for purposes of preparing the Telesat Partnership Pro Forma Financial Information as a result of a variety of factors, including post-Closing activities.